

May 7, 2025

Guohua Ku
Chief Executive Officer
Smart Powerr Corp.
4/F, Tower C
Rong Cheng Yun Gu Building Keji 3rd Road, Yanta District
Xi An City, Shaan Xi Province
China 710075

  Re: Smart Powerr Corp.
    Registration Statement on Form S-1
    Filed April 30, 2025
    File No. 333-286858

Dear Guohua Ku:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Eddie Kim at 202-551-8713 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services

cc: Yarona L. Yieh